BESPOKE CAPITAL ACQUISITION CORP.

3rd Floor

115 Park Street

London, W1K 7AP

United Kingdom

April 19, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:  Kevin Stertzel

John Cash

Sherry Haywood

Perry Hindin

Re: Bespoke Capital Acquisition Corp.

Registration Statement on Form S-4

Filed March 15, 2021

File No. 333-254260

Ladies and Gentlemen:

Bespoke Capital Acquisition Corp., a special purpose acquisition corporation incorporated under the laws of the Province of British Columbia (“BCAC,” the “Company,” “we,” or “our”), is in receipt of the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated April 13, 2021 (the “Comment Letter”) with respect to our Registration Statement on Form S-4 filed with the Commission on March 15, 2021 (the “Form S-4”).

An amended Form S-4 is being filed with the Commission today (the “Amended Form S-4”). Below are the Company’s responses to the Comment Letter. For your convenience, the italicized numbered responses set forth below correspond with the comments contained in the Comment Letter.

Form S-4 Filed March 15, 2021

Selected Defined Terms, page xiv

1.

Please revise this section to ensure that the meaning of each defined term is provided within the prospectus itself. For example, but without limitation, the defined terms “Base Merger Consideration Amount” and “Remaining Cash Amount” include in their definitions the term “Series B Preference Amount” which itself refers readers to the transaction agreement for its definition. However, a review of the transaction agreement reveals that the term “Series B Preference Amount” is defined on page A-A-14 by two additional defined terms - “Series B Bullet Payment” and “Target Return” - which are themselves found in the “Amended and Restated Articles of Incorporation of the Company.”

Response:

We respectfully advise the Staff that, in response to the Staff’s comment, we have added certain defined terms and/or revised related definitions in the Amended Form S-4 on pages 6-7 and 9-10 to remove all cross references to other or external documents.

Questions and Answers about the Transactions, page 1

2.

Please add a new Q&A to disclose and quantify the interests each of BCAC’s sponsor, current officers and directors. Please disclose and quantify the return they will receive on their initial investment. Also, provide similar disclosure in the Summary beginning on page 8 about the return they will receive on their initial investment, including the price paid to acquire those securities and the current value as of the most recent practicable date.

Response:

We respectfully advise the Staff that, in response to the Staff’s comment, we have revised our disclosure in the Amended Form S-4 on pages 16, 36 and 37.

What will VWE Shareholders Receive in the Merger, page 2

3.

Refer to the first Q&A on page 2. So that shareholders may better understand the consideration to be received following consummation of the transactions, please include a table in an appropriate location of the prospectus that quantifies in separate columns a range of potential values shareholders can expect to receive of each of the Per Share Merger Consideration (less the Per Share Adjustment Escrow Deposit), the Per Share Adjustment Escrow Release and the Per Share Earnout Shares based on a range of assumptions regarding the component variables of each of the aforementioned terms, including, without limitation, (i) the number of shares of VWE capital stock outstanding immediately prior to the effective time (excluding excluded shares); (ii) the Merger Consideration and its sub-components, including the Base Merger Consideration and Estimated Merger Consideration Amount and each of such terms’ sub-components that are needed to calculate such amounts and (iii) any other assumptions that are required in order to quantify the Per Share Merger Consideration (less the Per Share Adjustment Escrow Deposit), the Per Share Adjustment Escrow Release and the Per Share Earnout Shares. Include footnote or narrative disclosure following the table that indicates the specific, quantified assumptions underlying the calculations of each sub-component’s and component’s values comprising the assorted merger consideration, escrow release and earnout values disclosed in the illustrative range. Also provide a column that identifies the dollar value of such per share values based on share prices as of the most recent practicable date.

Response:

We respectfully advise the Staff that, in response to the Staff’s comment, we have revised our disclosure in the Amended Form S-4 on pages 12, 13, 240 and 241.

Do BCAC Shareholders Have Redemption Rights?, page 4

4.

With a view towards disclosure, please advise what consideration was given to including in the prospectus a more detailed discussion of the procedures for redemption similar to that which the prospectus indicates “will be described detail” in the BCAC Canadian circular and BCAC Canadian prospectus to be delivered to BCAC shareholders in connection with the BCAC special meeting. Include a discussion of the anticipated timing of both the special meeting and the shareholder redemption window relative to the effectiveness of the registration statement on Form S-4 as well as the value of such information to the investment decision applicable to the transactions covered by the registration statement.

Response:

In response to the Staff’s comment, we have revised our disclosure in the Amended Form S-4 on pages 15-16 and 72, and on the second and third pages of the “Letter to Our Shareholders,” to provide a more detailed summary of the procedures for redemption similar to that included in the BCAC Canadian proxy circular and BCAC Canadian non-offering prospectus.

We further advise the Staff that the BCAC special meeting is scheduled to be held on May 6, 2021 and the redemption window in respect of the matters to be considered at the special meeting commenced on April 15, 2021 is scheduled to end on May 3, 2021. BCAC is seeking to have the Form S-4 declared effective before the May 6, 2021 special meeting date. As described in the Amended Form S-4 and previously noted for the Staff, if the Form S-4 is not declared effective by the Staff prior to May 6, 2021, BCAC will hold the vote on that date only with respect to the extension of time to complete the qualifying acquisition, and BCAC will adjourn or postpone the vote with respect to the approval of the transaction and domestication to a date following the date on which the Form S-4 has been declared effective. In that circumstance, holders of BCAC Class A restricted voting shares will have a second redemption right relating to the approval of the transaction and domestication. BCAC will deliver notice of redemption, along with a copy of the BCAC final non-offering prospectus, to shareholders in accordance with the TSX rules and after the effectiveness of the Form S-4. The redemption period for the second redemption will run for a period of 21 calendar days after such notice is delivered.

Q. What Happens to the Funds Deposited in the BCAC Escrow Account, page 4

5.

You disclose that in connection with the transactions, funds in the escrow account will be used to repay certain indebtedness of VWE. Please disclose the anticipated amounts of the funds in the escrow account to be used to repay indebtedness and a description of the indebtedness to be repaid.

Response:

We respectfully advise the Staff that, in response to the Staff’s comment, we have revised our disclosure in the Amended Form S-4 on pages 17 and 18.

BCAC’s Reasons for the Merger, page 21

6.	Refer to the fifth bullet point on page 22. Please expand the disclosure to provide support for the claim that the combined company will have “approximately $1 billion of acquisition capacity.”

Response:

We respectfully advise the Staff that, in response to the Staff’s comment, we have revised our disclosure in the Amended Form S-4 on pages 35 and 232.

Reconciliation of Non-GAAP Measures, page 36

7.

We note your various non-GAAP measure adjustments included in your reconciliation on page 37. Please expand your footnote disclosure to provide discussion of various adjustments that are not elements of EBITDA, similar to the footnote you provided for the “Taint provision.”

Response:

We respectfully advise the Staff that, in response to the Staff’s comment, we have revised our disclosure in the Amended Form S-4 on pages 52 and 53.

The New VWE Holdco articles of incorporation will provide that the Second Judicial District Court in the State of Nevada, page 63

8.

Please revise to make your disclosure here and on page 284 consistent with the exclusive forum provision in your form of articles of incorporation included as Annex B. Also, please revise to clarify what you mean by the statement here that the provision does not “preclude or contract” the scope of exclusive federal or concurrent jurisdiction for any actions brought under the Securities Act or the Exchange Act. Further, additional provisions designated as (1) and (2) relating to deemed consent regarding personal jurisdiction and service of process are included in the form of articles of incorporation but are not disclosed.

Response:

We respectfully advise the Staff that, in response to the Staff’s comment, we have revised our disclosure in the Amended Form S-4 on pages 77 and 78 to conform more closely with the exclusive forum provision in the form of articles of incorporation of New VWE Holdco. In doing so, we have deleted the statement to the effect that such provision does not “preclude or contract” exclusive federal or concurrent jurisdiction. We also have disclosed on pages 77, 78 and 303 of the Amended Form S-4 the additional provisions in the articles relating to deemed consent regarding personal jurisdiction and service of process.

Management Compensation, page 92

9.

Please revise to quantify the amount of out-of-pocket expenses and other reimbursements incurred by your BCAC executive officers, directors, and their respective affiliates as of a recent practicable date and provide similar disclosure in the Q&A beginning on page 1 and the Summary beginning on page 8.

Response:

We respectfully advise the Staff that, in response to the Staff’s comment, we have revised our disclosure in the Amended Form S-4 on pages 18, 42, 104, 110 and 311.

The Transaction Agreement, page 227

10.

Notwithstanding that the representations, warranties, and covenants in the transaction agreement filed with the consent solicitation statement/prospectus constitute public disclosure for purposes of the federal securities laws, you are responsible for considering whether additional specific disclosures of material information about material contractual provisions of the transaction combination agreement are required to make the statements in the consent solicitation statement/prospectus not misleading. Please include disclosure acknowledging that if specific material facts exist that contradict the representations, warranties, and covenants in the transaction agreement, you have provided corrective disclosure in the consent solicitation statement/prospectus. Furthermore, if subsequent information concerning the subject matter of the representations, warranties, and covenants in the business combination agreement may or may not be fully reflected in your public disclosures, please clarify that your public disclosures will include any material information necessary to provide your stockholders a materially complete understanding of the transaction agreement disclosures.

Response:

We respectfully advise the Staff that, in response to the Staff’s comment, we have revised our disclosure in the Amended Form S-4 on page 238.

Material U.S. Federal Income Tax Considerations, page 246

11.	Please delete the term “certain” from the first sentence of this section.

Response:

We respectfully advise the Staff that, in response to the Staff’s comment, we have revised our disclosure in the Amended Form S-4 on page 258.

12.

We note your statement in the first paragraph of this section that your disclosure is a discussion of material federal income tax considerations of the domestication and it appears from the exhibit index that you have not included a tax opinion. Your prospectus should provide a brief, clear and understandable summary of the material tax aspects of the domestication and the required Item 601(b)(8) tax opinion provided by you should state clearly the tax consequences. Please file a tax opinion as an exhibit and clarify whether the tax disclosure is intended to constitute such opinion or whether you will be providing a separate long form tax opinion, or advise if you do not believe a tax opinion is required to be filed. Refer to Item 601(b)(8) of Regulation S-K and Section III of Staff Legal Bulletin No. 19.

Response:

We respectfully advise the Staff that, in response to the Staff’s comment, we have filed a tax opinion as Exhibit 8.1 to the Amended Form S-4.

Effect of the Domestication to U.S. Holders, page 248

13.

We note your statement in this section that it is intended that the domestication qualify as an F Reorganization. Please revise to address the material federal income tax consequences of the transaction and state clearly whether the domestication will qualify as an F Reorganization or advise why you cannot provide such a statement.

Response:

We respectfully advise the Staff that, in response to the Staff’s comment, we have revised our disclosure in the Amended Form S-4 on pages 37, 219, 259 and 260.

Item 21. Exhibits and Financial Statement Schedules, page II-4

14.

Please refile exhibit 2.1 and 10.21 to include on the first page of each redacted exhibit the legend required by Item 601(b)(2)(ii) and 601(b)(10)(iv). Please revise Annex A or the exhibit index to include a list briefly identifying the contents of all omitted schedules for your Transaction Agreement listed as exhibit 2.1. Refer to Item 601(a)(5) of Regulation S-K. We also note that there are no brackets indicating information is omitted in Exhibit 10.21. Please ensure that brackets are used in every instance where information is omitted.

Response:

We respectfully advise the Staff that, in response to the Staff’s comment, we have refiled exhibits 2.1 and 10.21 as exhibits to the Amended Form S-4. Specifically, we added the legend required by Item 601(b)(10) of Regulation S-K to exhibit 10.21 and marked the portions of such exhibit that have been redacted in the following manner: “[***]”. Additionally, we added the list required by Item 601(a)(5) to briefly identify the contents of all omitted schedules under the heading “Omitted Attachments Index” on page A-4 of exhibit 2.1.

General

15.

Please advise us of the timing of the registrant’s distribution of the BCAC Canadian circular. Please also advise us whether conforming changes to the BCAC Canadian prospectus and BCAC Canadian circular will be made to reflect changes made to the Form S-4 prospectus in response to staff comments.

Response:

We respectfully advise the Staff that BCAC’s Canadian proxy circular was mailed on April 15, 2021 and was furnished on Form 6-K with the Commission. As an attachment, it included the Canadian preliminary non-offering prospectus, filed on SEDAR and furnished on Form 6-K with the Commission on March 15, 2021. The Canadian final non-offering prospectus, which will be filed on EDGAR and SEDAR and incorporated by reference into the proxy circular, is under final review with the Ontario Securities Commission (the “OSC”). The final Canadian non-offering prospectus and Form S-4 will reflect the comments received from both the Commission and the OSC.

16.

Refer to the penultimate paragraph of the first page of the “Letter to Our Shareholders.” Revise to specify the date of the BCAC special meeting. Also revise the second sentence to clarify the intended statement regarding the notice of the BCAC special meeting. With a view towards providing clarifying disclosure in the prospectus, please also advise what information regarding the transactions will be included in the BCAC Canadian circular and explain the purpose of the “prospectus prepared in accordance with the rules of the...TSX.”

Response:

We respectfully advise the Staff that, in response to the Staff’s comment, we have revised our disclosure on the second page of the “Letter to Our Shareholders.”

BCAC respectfully notes that the Canadian proxy circular, which incorporates by reference the preliminary Canadian non-offering prospectus, contains substantively all of the information included in the Amended Form S-4. In addition, to the extent the Canadian proxy circular that has been disseminated to BCAC shareholders does not include certain information that may be material to BCAC shareholders with respect to the matters to be voted on at the applicable shareholder meeting, BCAC undertakes to supplement or update the Canadian proxy circular as required by applicable law to provide such information to BCAC shareholders through the applicable redemption date and shareholder meeting date.

The Canadian non-offering prospectus, which has been prepared in accordance with the rules of the TSX, is a non-offering prospectus containing disclosure regarding BCAC and its proposed qualifying acquisition with the Canadian securities regulatory authorities. Completion of the qualifying acquisition without a receipt for the final non-offering prospectus would result in the delisting of BCAC by the TSX. Under the TSX rules, in connection with the final non-offering prospectus, BCAC must mail a notice of redemption to shareholders and make its final non-offering prospectus publicly available on its website at least 21 days prior to the deadline for redemption.

* * * * * * * * *

If you have any questions regarding these matters, please do not hesitate to contact Joel T. May of Jones Day at (404) 581-8967.

Sincerely yours,

/s/ Maja Spalevic
Maja Spalevic
Chief Financial Officer
Bespoke Capital Acquisition Corp.

Copies to:

Robert A. Profusek, Jones Day

Joel T. May, Jones Day

Mark Harms, Bespoke Capital Acquisition Corp.